FuelGems financial statements for 2019

Income Statement for the period ended	2019
Revenue	
Sales	$ -
Total Revenue	**$ -**
Operating Expenses	
Consultant Fees	$ 8,700
Legal	$ 5,131
Marketing	$ 6,996
Office	$ 708
R&D	$ 13,868
Travel	$ 11,771
Total Expenses	$ 47,175
Net Profit	**$ (47,175)**
Net Profit Margin	N/A

Balance Sheet as at	December 31 2019	
Assets		
Current Assets:		
Cash and Cash equivalents	$	24,025
Prepaid Expenses	$	-
Total Current Assets	**$**	**24,025**
Non - Current Assets		
Intangible Assets	$	3,000
Fixed Assets	$	800
Total Non Current Assets	**$**	**3,800**
Total Assets	**$**	**27,825**
Liabilities and Equity		
Liabilities		
Accounts Payable	$	-
Equity:		
Paid in Capital	$	75,000
Distributions	$	-
Net Income	$	(47,175)
Retained Earnings	$	-
Total liabilities and equity	**$**	**27,825**

Cash Flow Statement for the period ended		2019
Net Profit	$	(47,175)
Non Cash Items		
Total Depreciation	$	-
Add: Changes to Working Capital		
Dec/(Inc.) in Accounts Receivable	$	-
Inc/(Dec.) in Accounts Payable	$	-
Cash Flow From Operations	**$**	**(47,175)**
Cash Flow From investing activities		
(Increase)/Decrease in Investements	$	-
Property, Plant and Equipment	$	(800)
Intangible Assets	$	(3,000)
Cash Flow From Investing activities	**$**	**(3,800)**
Cash Flow From financing activities		
Distributions to Partners	$	-
Paid-In Capital	$	75,000
Loan Repayment	$	-
Cash Flow From Financing Activities	**$**	**75,000**
Add: Opening Cash Balance	$	-
Closing Cash Balance	**$**	**24,025**